UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 7, 2009

Commission File Number: 333-137664

Avago Technologies Finance Pte. Ltd.

(Translation of registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

1 Yishun Avenue 7

Singapore 768923

Tel: (65) 6755-7888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE	4
INDEX TO EXHIBIT FILED WITH THE REPORT ON FORM 6-K DATED APRIL 7, 2009	5
EXHIBIT 4.1

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

As previously announced in the Form 6-K dated December 31, 2008, Mr. Bian-Ee Tan, the Chief Operating Officer of Avago Technologies, retired from Avago effective December 31, 2008 (the “Separation Date”).

On April 7, 2009, Avago Technologies entered into an Employment Separation Agreement with Mr. Tan. Pursuant to the Agreement, Avago will pay Mr. Tan a separation payment of $1,229,421.44. In addition, Avago exercised its call right to purchase ordinary shares held by Mr. Tan for $3,248,000. Avago’s obligations under the Agreement are conditioned upon Mr. Tan’s general release of claims in favor of Avago and his agreement to abide by the non-competition and non-solicitation provisions of the Agreement for 18 months after the Separation Date.

The description of the Employment and Separation Agreement is qualified in its entirety by reference to the copy of the Agreement, filed as Exhibit 4.1 hereof and incorporated by reference herein.

Financial Statements and Exhibits.

Exhibit No.	Description

4.1	Employment Separation Agreement, dated April 7, 2009, between Tan Bian Ee and Avago Technologies Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2009

Avago Technologies Finance Pte. Ltd.

By:	/s/ Patricia McCall
Name:	Patricia McCall
Title:	Vice President, General Counsel

INDEX TO EXHIBITS FILED WITH

THE REPORT ON FORM 6-K DATED APRIL 7, 2009

Exhibit No.	Description

4.1	Employment Separation Agreement, dated April 7, 2009, between Tan Bian Ee and Avago Technologies Limited.

5